Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: February 24, 2014

To: All TriQuint Employees

Date: February 24, 2014

Subject: TriQuint to Combine with RFMD to Create a New Leader in RF Solutions

Today, we announced that TriQuint has signed a definitive agreement to combine with RFMD to form an exciting new company. This combination puts together two companies with incredible technologies, products, capabilities and talent, creating a compelling new enterprise with a strong strategic tailwind. There is hard work ahead but I believe we have taken a significant step towards a very bright future.

The new company will have a new name and a new leadership team comprised of executives from both TriQuint and RFMD. Upon completion, which we expect to happen in the second half of 2014, I will serve as the non-executive Chairman of the board. Bob Bruggeworth, the current CEO of RFMD, will serve as Chief Executive Officer, President and member of the board of the new company. I have worked closely with Bob over the last several months and I have great confidence in his ability to lead our new company to success. Many of you will have the opportunity to meet Bob in the coming months.

TriQuint’s Steve Buhaly will be the CFO with RFMD’s Dean Priddy taking the role of Executive Vice President of Administration. Additional senior leaders of the combined company will include RFMD’s Eric Creviston as President of mobile products, TriQuint’s James Klein as President of infrastructure and defense products, TriQuint’s Steve Grant will be the Corporate Vice President for Fab Technology & Manufacturing, and RFMD’s Jim Stilson will be Corporate Vice President for Assembly/Test Technology & Manufacturing. The Board of Directors will be comprised of five board members from RFMD’s existing board and five from TriQuint’s existing board. The company will maintain dual headquarters for an extended period of time.

Our new company brings exciting opportunities for our employees. Combining the two companies strengthens our position in the industry, gives us increased scale and provides the potential to accelerate the development of new products and solutions. This transaction positions us for new growth opportunities in three large global markets (mobile devices, network infrastructure, and defense/aerospace) with scale advantages, a strengthened product portfolio, and a greatly improved operating model.

We are developing a comprehensive integration plan for the two companies. Teams of people from both companies will participate on the joint integration team. We will update you as more information becomes available.

Today’s news doesn’t change the task we have ahead of us in the next several months. We are still operating as two independent companies until the close. We must continue to execute our plans and stay aggressively focused on meeting our goals and customer expectations.

I know you will have a lot of questions as we go through this process. I commit that we will provide information to you as we can, but for much of the time it will be business as usual and you won’t see any change. The press release announcing the transaction can be found here: http://www.triquint.com/newsroom.

Thank you for your continued dedication. We appreciate all your efforts as we take this exciting step together.

Ralph

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.